

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2011

Via E-mail
Anne G. Waleski
Vice President, Chief Financial Officer
and Treasurer
Markel Corporation
4521 Highwoods Parkway
Glenn Allen, VA 23060-6148

> **Re:** **Markel Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 28, 2011**
> **File No. 001-15811**
>
> **Form 10-Q for the Quarterly Period Ended March 31, 2011**
> **Filed May 5, 2011**

Dear Ms. Waleski:

We have limited our review of your filings to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filings.

Form 10-K for the fiscal year ended December 31, 2010

Notes to Consolidated Financial Statements
7. Income Taxes, page 54

1. You disclose that as of December 31, 2010, earnings of the Company's foreign subsidiaries through 2010 are considered permanently reinvested and no provision for United States income taxes has been recorded. You also disclose on page 113 in "Interest Expense and Income Taxes" that in 2010 there was a change in the Company's plans regarding the amount of earnings considered permanently reinvested in foreign subsidiaries. Please tell us the factors and specific plans management considered in

concluding that there is sufficient evidence that the foreign subsidiaries have invested or will invest the undistributed earnings indefinitely. Refer to ASC 740-30-25-17.

12. Fair Value Measurements, page 65

2. Please revise your disclosures to separately identify the significant inputs used in determining the fair value of each material Level 2 asset class included within fixed maturities as required by ASC 820-10-50-2e. Please see ASC 820-10-55-22A for examples of the inputs to be disclosed.

14. Commitments and Contingencies, page 69

3. You state on page 69, "Contingencies arise in the normal conduct of the Company's operations and are not expected to have a material impact on the Company's financial condition or results of operations. However, adverse outcomes are possible and could negatively impact the Company's financial condition and results of operations." The second sentence of this disclosure appears to be inconsistent with the first sentence, which indicates that you do not expect contingencies to have a material impact on your financial statements. Please tell us what you intended to convey by this disclosure, and provide us proposed disclosure to be included in future periodic reports to clarify and that complies with the requirements of ASC 450-20-50-3 and 50-4.

Management's Discussion & Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 116

4. Please provide us proposed disclosure to be included in future periodic reports that indicates the amount of cash and short term investments that are currently held by your foreign subsidiaries that is considered reinvested indefinitely and its expected effect on your liquidity and capital resources. Refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

5. Please provide us proposed disclosure to be included in future periodic reports that includes interest on long-term debt in your contractual obligations table, and that explains this inclusion in a note to table.

Market Risk Disclosures, page 120

6. Regarding your investment in obligations of states, municipalities and political subdivisions, please provide us the following information at December 31, 2010:
   - A summary of the fair value and amortized cost by state, municipality, and political subdivision; and
   - A summary of the fair value and amortized cost by nature of activity supporting the investments for special revenue bonds.

Form 10-Q for the quarterly period ended March 31, 2011

Notes to Consolidated Financial Statements
5. Segment Reporting Disclosures, page 14

7. Your non-insurance operations represent 12% of your revenue for the three months ended March 31, 2011 and appear to contribute a significant portion of your net income for the three months ended March 31, 2011. In addition, you disclosed on page 33 of your Form 10-K that 2,200 out of 4,800 of your employees relate to your non-insurance operations. Please provide us proposed disclosure for MD&A to be included in future periodic reports that discusses the reasons for the significant contribution from your non-insurance operations to revenue and net income.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant